UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 31 August, 2012

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	31st August 2012

AIB Half Yearly Financial Report

Following the release of its 2012 Preliminary Interim Results on 27th July, Allied Irish Banks, p.l.c.
("AIB") today publishes its Half Yearly Financial Report for the six months ended 30 June 2012. Please click on the following link to view:

http://www.rns-pdf.londonstockexchange.com/rns/1541L_-2012-8-30.pdf

Alternatively this announcement is available on AIB's website at
www.aibgroup.com/investorrelations

- ENDS -

For further information, please contact:

Niamh Hennessy
Media Relations Manager
AIB, Dublin
Tel: +353 1 7721382

has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 31 August, 2012

By: ___________________

                                                                                                                                             Paul Stanley
             Acting Chief Financial Officer
     Allied Irish Banks, p.l.c.